EXHIBIT 99.5





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Telkom SA Limited
   (Registration Number 1991/005476/06)
   ISIN ZAE000044897
   JSE and NYSE Share Code TKG
   ("Telkom")


VODACOM TRADING UPDATE FOR THE QUARTER ENDED JUNE 30, 2004
Vodacom Group (Proprietary) Limited ("Vodacom" or "Vodacom Group") (unlisted), South Africa's leading mobile communications group, in which Telkom has a 50.0% holding, announced a quarterly update for the three months ended June, 30, 2004.

As of June 30, 2004, Vodacom Group recorded 12.4 million customers on its networks operated in South Africa and other African countries, a 10.8% increase in the three months since March 31, 2004. The Group's international operations comprised 1.8 million, or 14.8% of the total customer base.

Vodacom South Africa increased its customer base by 8.8% since March 31, 2004 to
10.6 million customers. Vodacom South Africa's customer base consisted of 1.5 million contract customers and 9.0 million prepaid customers, increases of 6.8% and 9.2% since March 31, 2004 respectively. South African ARPU decreased from R177 per month for the year to March 31, 2004 to R164 per month for the year-to-date June 30, 2004 primarily because of the higher proportion of prepaid customers in the total base, seasonal fluctuations in customer spending patterns and the higher proportion of inactive customers and lower churn which resulted from the change in Vodacom's disconnection policy.

Customers, ARPU, 3-month inactive statistics and churn as at and for the year-to-date June 30, 2004 compared with March 31, 2004 for Vodacom South Africa are as follows:

-----------------------------------------------------------------------------------------------
            Vodacom South Africa               March 31, 2004    June 30, 2004        % change
-----------------------------------------------------------------------------------------------
Customers (thousands)                                   9,725           10,580             8.8
  Contract                                              1,420            1,517             6.8
  Prepaid                                               8,282            9,040             9.2
  Community services telephones                            23               23               -
ARPU (ZAR)                                                177              164           (7.3)
  Contract                                                634              633           (0.2)
  Prepaid                                                  90               79          (12.2)
  Community services telephones                         2,155            2,387            10.8
3-month inactive customers as % of total
customers                                                17.6             21.2         3.6 pts
  Contract                                                5.7              5.7               -
  Prepaid                                                19.7             23.8         4.1 pts
Churn (%)                                                36.6             13.6      (23.0 pts)
  Contract                                               10.1              8.3       (1.8 pts)
  Prepaid                                                41.3             14.5      (26.8 pts)
-----------------------------------------------------------------------------------------------



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Vodacom's  other African  operations  increased its total customer base by 23.7%
since March 31, 2004 to 1.8 million customers. Vodacom Mozambique, which only started commercial operations in December 2003, had 111,000 customers by June 30, 2004. ARPU declined substantially in all of Vodacom's other African operations mainly because of highly competitive trading conditions, seasonal spending patterns of customers and Rand strength. The Rand strengthened by 8.4% against the US Dollar from an average of R7.17 for the year ended March 31, 2004 compared to a year-to-date average of R6.57 for the quarter to June 30, 2004.

Vodacom's other African operations' customers, year-to-date ARPU and churn as of June 30, 2004 compared to March 31, 2004 are as follows:

--------------------------------------------------------------------------------------------------
              Other African operations               March 31, 2004   June 30, 2004      % change
--------------------------------------------------------------------------------------------------
Vodacom Tanzania
Customers (thousands)                                           684             837          22.4
    Contract                                                      5               5             -
    Prepaid                                                     676             829          22.6
    Public phones                                                 3               3             -
ARPU (ZAR)                                                      128              91        (28.9)
Churn (%)                                                      30.0            24.7     (5.3 pts)
Vodacom Congo
Customers (thousands)                                           670             783          16.9
    Contract                                                      8               9          12.5
    Prepaid                                                     653             768          17.6
    Public phones                                                 9               6        (33.3)
ARPU (ZAR)                                                      150             115        (23.3)
Churn (%)                                                      20.2             9.7    (10.5 pts)
Vodacom Lesotho
Customers (thousands)                                            80             114          42.5
    Contract                                                      3               4          33.3
    Prepaid                                                      76             109          43.4
    Public phones                                                 1               1             -
ARPU (ZAR)                                                      125              96        (23.2)
Churn (%)                                                      65.1             0.1    (65.0 pts)
Vodacom Mozambique
Customers (thousands)                                            58             111          91.4
    Contract                                                      1               2         100.0
    Prepaid                                                      57             109         91.2%
    Public phones                                                 -               -             -
ARPU (ZAR)                                                      110              72        (34.5)
Churn (%)                                                       0.3             0.1     (0.2 pts)
Other African customers (thousands)                           1,492           1,845          23.7
--------------------------------------------------------------------------------------------------



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Johannesburg

28 July 2004



Special note regarding forward-looking statements

All statements contained herein, as well as oral statements that may be made by us or by officers, directors or employees acting on behalf of the Telkom Group, that are not statements of historical fact constitute "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995, specifically Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Among the factors that could cause our actual results or outcomes to differ materially from our expectations are those risks identified under the caption "Risk Factors" contained in item 3 of Telkom's most recent annual report on Form 20-F filed with the U.S. Securities Exchange Commission (SEC) and our other filings with the SEC, available on Telkom's website at www.telkom.co.za/ir, including, but not limited to, increased competition in the South African fixed-line and mobile communications markets; developments in the regulatory environment; Telkom's ability to reduce expenditure, customer non-payments, theft and bad debt, the outcome of arbitration or litigation proceedings with Telcordia Technologies Incorporated and others; general economic, political, social and legal conditions in South Africa and in other countries where Vodacom invests; fluctuations in the value of the Rand and inflation rates, our ability to retain key personnel; and other matters not yet known to us or not currently considered material by us. You should not place undue reliance on these forward-looking statements. All written and oral forward-looking statements, attributable to us, or persons acting on our behalf, are qualified in their entirety by these cautionary statements. Moreover, unless we are required by law to update these statements, we will not necessarily update any of these statements after the date hereof either to conform them to actual results or to changes in our expectations.